Exhibit 12.1
CHS Inc.
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED DIVIDENDS

	Years Ended August 31,
(in thousands)	2009		2008		2007		2006		2005
EARNINGS:

Income from continuing operations before income taxes	$443,898		$874,583		$797,391		$564,116		$306,556

ADD:
Minority interests	59,780		72,160		143,214		91,079		49,825
Fixed charges, as shown below	110,748		124,000		80,529		72,056		74,540
Amortization of capitalized interest	3,640		3,145		1,800		1,344		1,000
Distributions from equity investments	80,403		110,013		66,693		58,240		64,869
Investments redeemed — equity investees, cooperatives and other	39,787		43,046		4,935		7,283		13,514

SUBTRACT:
Equity in income of investees	(105,754)		(150,413)		(109,685)		(84,188)		(95,742)
Noncash patronage refunds	(9,717)		(4,083)		(3,302)		(4,969)		(3,060)
Interest capitalized	(5,201)		(9,759)		(11,717)		(4,652)		(6,836)

EARNINGS AS ADJUSTED	$617,584		$1,062,692		$969,858		$700,309		$404,666

FIXED CHARGES:
Interest	$85,669		$100,123		$63,528		$55,214		$58,367
Amortization of debt costs	4,667		4,439		2,231		4,014		4,569
Appropriate portion (1/3) of rent expense	20,412		19,438		14,770		12,828		11,604

TOTAL FIXED CHARGES	$110,748		$124,000		$80,529		$72,056		$74,540

PREFERRED DIVIDEND FACTOR:	$24,059		$19,392		$15,572		$12,767		$10,815

COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS	$134,807		$143,392		$96,101		$84,823		$85,355

RATIO	4.6	x	7.4	x	10.1	x	8.3	x	4.7	x